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                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-60752

PROSPECTUS

                                 626,058 Shares

                                 IMANAGE, INC.

                                  Common Stock

     This Prospectus relates to the public offering, which is not being underwritten, of shares of the common stock of iManage, Inc. The shares of our common stock may be offered by any of the selling stockholders named in this Prospectus, each of whom received their shares when we acquired Thoughtstar, Inc. We will receive no part of the proceeds of the sale of any shares offered in this Prospectus. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by such selling stockholders. None of the shares offered pursuant to this Prospectus has been registered prior to the filing of the registration statement of which this Prospectus is a part.

     The common stock offered in this Prospectus may be offered and sold by the selling stockholders directly or through broker-dealers acting solely as agents. In addition, the broker-dealers may acquire the common stock as principals. The distribution of the common stock may be effected in one or more of the following transactions:

     - block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this Prospectus;

     - on over-the-counter distribution in accordance with the rules of The Nasdaq National Market;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     - privately negotiated transactions.

     These transactions may be made at market prices prevailing at the time of sale, prices related to such prevailing market prices or negotiated prices. Usual and customary or specially negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with these sales.

     iManage, Inc.'s common stock is traded on The Nasdaq National Market under the symbol "IMAN". On June 5, 2001 the last reported sales price for the common stock was $3.03 per share.

     INVESTING IN THE COMMON STOCK OFFERED IN THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

                           -------------------------

     Each selling stockholder and any broker executing selling orders on behalf of the selling stockholders may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933. Commissions received by any broker executing selling orders may be deemed to be underwriting commissions under the Securities Act.
                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is June 6, 2001.
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                               TABLE OF CONTENTS

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                                                              PAGE
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
Where You Can Find Additional Information About iManage,
  Inc. .....................................................    1
Information Incorporated By Reference.......................    1
Forward-Looking Information.................................    1
The Company.................................................    1
Risk Factors................................................    2
Current Event...............................................    9
Use Of Proceeds.............................................    9
Selling Stockholders........................................   10
Plan Of Distribution........................................   11
Legal Matters...............................................   11
Experts.....................................................   12

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         WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT IMANAGE, INC.

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, will also be available to you on the SEC's Web site. The address of this site is http://www.sec.gov.

                     INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the sale of all of the shares of common stock that are part of this offering. The documents we are incorporating by reference are as follows:

     - our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

     - our Annual Report on Amended Form 10-K for the fiscal year ended December 31, 2000;

     - the description of our common stock contained in our registration statement on Form S-1 (Commission File No. 333-86353) declared effective by the SEC on November 17, 1999, including any amendments or reports filed for the purpose of updating that description; and

     - our Definitive Proxy Statement relating to the Annual Meeting of Stockholders to be held on June 14, 2001.

     Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this Prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this Prospectus except as so modified or superseded.

     You may request a copy of these filings at no cost by writing or telephoning our investor relations department at the following address and telephone number:

                                 iManage, Inc.
                      2121 South El Camino Real, Suite 400
                              San Mateo, CA 94403
                                 (650) 356-1166

                          FORWARD-LOOKING INFORMATION

     Certain statements contained in this Prospectus that are not purely historical statements are forward-looking statements within the meaning of the Private Securities Reform Act of 1995. These forward-looking statements, containing words such as "believes," "expects," "intends," "plan" and similar words and phrases, involve risks and uncertainties. Actual results could vary materially from those expressed in the statements. Readers are referred to the "Risk Factors" section contained in this Prospectus, which identifies some of the important factors or events that could cause actual results or performances to differ materially from those contained in the forward-looking statements.

                                  THE COMPANY

     Our principal executive offices are located at 2121 South El Camino Real, Suite 400, California 94403. Our telephone number is (650) 356-1166.

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                                  RISK FACTORS

     You should carefully consider the risks described below, in addition to the other information in this Prospectus, before purchasing shares of our common stock. Each of these risk factors could adversely affect our business, financial condition, and operating results as well as adversely affect the value of an investment in our common stock.

Our limited operating history may prevent us from achieving success in our business.

     We were founded in October 1995 and began shipping our first product in October 1996. Because of our limited operating results and lack of experience with enterprise wide sales, we have limited insight into trends that may emerge and affect our business. As a result, an evaluation of our prospects is difficult to make. The potential revenues and income of our business and many of the markets we intend to target are unproven.

     We face significant risks because of our limited operating history, including:

     - we have a limited number of product offerings and will need to continue to successfully introduce new products and enhance our existing product offerings;

     - we need to expand our customer base beyond legal and other professional service firms to include other businesses, particularly extended enterprises and large multi-national corporations, and sell additional licenses and software products to our existing customers; and

     - we need to expand our sales and marketing and customer support organization to focus on a broad range of markets and build strategic relationships with independent software vendors, information technology consultants, systems integrators, original equipment manufacturers and others to increase sales.

     If we do not successfully address any of these and other challenges, our business and operating results will be seriously harmed.

We have an accumulated deficit of approximately $24.1 million as of March 31, 2001 and may not be able to achieve profitability.

     Our failure to significantly increase our total revenues would seriously harm our business and operating results. To increase our revenues, we must incur significant expenses to increase our research and development, sales and marketing and general and administrative resources. If our revenues do not grow to offset these increased expenses, we will not be profitable. We may not be able to sustain our recent revenue growth rates. In fact, we may not have any revenue growth, and our revenues could decline, as was the case in the three months ended September 30, 2000.

Our quarterly operating results are volatile and difficult to predict. If we fail to meet the expectations of public market analysts or investors, the market price of our common stock may decrease significantly.

     Our quarterly operating results have varied significantly in the past and will likely vary significantly in the future. As a result, we believe that period-to-period comparisons of our operating results are not meaningful and should not be relied upon as indicators of our future performance. In the future, our operating results may be below the expectations of securities analysts and investors. Our failure to meet these expectations would likely cause the price of our common stock to decline further. Operating results vary depending on a number of factors, including:

     - the size, timing, terms and fluctuations of customer orders; and

     - the timing of the introduction or enhancement of products by us.

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     In addition, depending on the manner in which we sell existing or future products, this could have the effect of extending the length of time over which we recognize revenues. Our quarterly revenues could be significantly affected based on how applicable accounting standards are amended or interpreted over time.

     Also, the adoption of our subscription licensing model, which requires the recognition of license revenue over the term of the agreement, may result in lower quarterly revenues in the period when the products were sold when compared to quarters in which subscription licenses were not sold.

     Furthermore, our expense levels are relatively fixed and are based, in part, on expectations of future revenues. Therefore, if revenue levels fall below our expectations, our net loss will increase because only a small portion of our expenses varies with our revenues.

Our revenues will decline significantly if the market does not continue to accept our iManage suite of products.

     For the three months ended March 31, 2000 and 2001, we derived substantially all of our license revenues from the sale of licenses for our iManage infoCommerce Server, iManage infoRite, iManage infoLook and iManage infoLink products. In April 2001, we announced the iManage WorkSite product suite, which is intended to replace and enhance our infoCommerce product suite. We currently expect to continue to derive a majority of our license revenues from these products. If the market does not continue to accept our products, our revenues will decline significantly and this could negatively affect our operating results. Factors that may affect the market acceptance of these products include the performance, price and total cost of ownership of our products and the availability, functionality and price of competing products and technologies. Many of these factors are beyond our control.

If we do not expand sales of our products to customers other than law firms, particularly to large multi-national corporations, we may not be able to grow our revenues consistent with past growth rates and our operating results will suffer.

     We derived 87% and 90.9% of our total license revenues for the three months ended March 31, 2000 and 2001, respectively, from the sale of licenses to law firms and professional service firms. We do not expect to see any significant growth in these markets; therefore, our future success is substantially dependent on our ability to sell a significant number of licenses to customers in other businesses, particularly large multi-national corporations. To sell a significant number of licenses to these businesses, we must devote time and resources to train our sales employees to work in industries outside law firms and professional service firms. We may not be successful in our efforts. Unlike law firms and professional service organizations, customers in other industries, including large multi-national corporations, may not require or perceive the value of our content and collaboration software platform and applications. If we cannot license our products to customers in other industries, our business could be significantly adversely affected.

We may be unable to penetrate additional markets and grow our revenues if we do not successfully obtain leads or referrals from our marketing activities, new partnerships, alliances and customers.

     To increase sales of our e-business content and collaboration software platform and applications and grow our total revenues, we will try to obtain leads or referrals from our marketing activities, new partnerships and alliances, and current customers. If we are not successful in these marketing activities, or fail to establish additional relationships, we will have to devote substantially more resources, both financial and personnel, to the sales and marketing of our products. As a result, our success depends in part on the ultimate success of these activities, including current relationships and the willingness of our customers, new partners and allies to provide us with these introductions, referrals and leads. Our current customer relationships are not, and any future relationships we establish may not, be exclusive arrangements and at any time, our customers may terminate their relationships with us, pursue other relationships with our competitors or develop or acquire products that compete with our products.

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If the emerging market for e-business content and collaboration software does not develop as quickly as we expect, our business will suffer.

     The market for e-business content and collaboration software platform and applications has only recently begun to develop, is rapidly evolving and will likely have an increasing number of competitors. We cannot be certain that a viable market for our products will emerge or be sustainable. If the e-business content and collaboration software market fails to develop, or develops more slowly than expected, demand for our products will be less than anticipated and our business and operating results would be seriously harmed.

     Furthermore, to be successful in this emerging market, we must be able to differentiate our business from our competitors through our product and service offerings and brand name recognition. We may not be successful in differentiating our business or achieving widespread market acceptance of our products and services. In addition, enterprises that have already invested substantial resources in other methods of managing their content and collaborative process may be reluctant or slow to adopt a new approach that may replace, limit or compete with their existing systems.

Due to our lengthy and variable sales cycle, we may not be able to predict when or if sales will be made and we may experience unplanned shortfalls in revenues.

     Our products have an unpredictable sales cycle that contributes to the uncertainty of our future operating results. Customers often view the purchase of our products as a significant and strategic decision, and this decision typically involves a considerable commitment of resources and is influenced by the customers' budget cycles. Selling our products also requires us to educate potential customers on their use and benefits because our e-business content and collaboration software is a new category of product. As a result, our products have a lengthy sales cycle, which has historically ranged from approximately two to nine months. We are finding that the sales cycle in the multi-national corporate market is lengthier than in our traditional legal and professional services market. Thus, as we enter the multi-national corporation market our sales cycle will increase.

     As potential customers evaluate our products and before they place an order with us, we typically expend significant sales and marketing expenses. Larger customers may purchase our products as part of multiple, simultaneous purchasing decisions, which may result in additional unplanned administrative processing and other delays in our product sales. If sales forecasted from a specific customer for a particular quarter are not realized, we may experience unplanned shortfalls in revenues. As a result, we have only a limited ability to forecast the timing and size of sales of our products.

Declining economic conditions could negatively impact our sales and profits.

     Our revenue growth and profitability depend significantly on the overall demand for e-business content and collaboration software platforms and applications. Declining economic conditions, including a possible recession, may in the future result in cutbacks by our customers in their purchases of software such as ours, longer sales cycles and price competition. If the current economic slowdown continues, the effects of the slow down on our products could adversely affect our growth rate, business, results of operations and financial condition.

Competition from providers of software enabling content and collaboration management among businesses may increase, which could cause us to reduce our prices, and result in reduced gross margins or loss of market share.

     The market for products that enable companies to manage and share content and collaborate throughout an extended enterprise is new, highly fragmented, rapidly changing and increasingly competitive. We expect competition to continue to intensify, which could result in price reductions for our products, reduced gross margins and loss of market share, any of which would have a material adverse effect on our business and financial condition.

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If our efforts to enhance existing products and introduce new products are not successful, we may not be able to generate demand for our products.

     Our future success depends on our ability to provide a comprehensive e-business content and collaboration software solution. To provide this comprehensive solution, we must continually develop and introduce high quality, cost-effective products as well as product enhancements on a timely basis. If the market does not accept our new products, our business will suffer and our stock price will likely fall.

     Currently, our WorkSite server products and applications support only Windows-based operating systems. We expect to deliver these server and application products to customers by June 30, 2001. In addition, in the third quarter of 2001 we expect to make available for general commercial release a Java-based WorkSite server that will support Windows, Solaris and Linux operating environments. A modular application incorporating the features of WorkDocs, WorkTeam,Work Portal and WorkRoute is expected to be developed for the Java-based WorkSite Server, and available for general commercial release in the third quarter of 2001. Delays in introducing these products would have a material adverse effect on our business and financial condition.

     In addition, while our current product offerings have the ability to manage many types of content, such as graphics, video, text, audio and data, we are dependent upon third parties to develop additional interfaces that will enable the deposit of other types of structured relational data, particularly data generated by enterprise resource planning systems, into our server products. These third parties may not be able to develop these technologies, and we may therefore not be able to continue to offer a comprehensive e-business content and collaboration software solution. Our failure to offer a comprehensive solution would seriously harm our business.

If our products cannot scale to meet the demands of tens of thousands of concurrent users, our targeted customers may not license our solutions, which will cause our revenue to decline.

     Our strategy is to target large organizations that, because of the significant amounts of information and content that they generate and use, require our e-business content and collaboration software solution. For this strategy to succeed our software products must be highly scalable; that is, they must be able to accommodate tens of thousands of concurrent users. If our products cannot scale to accommodate a large number of concurrent users, our target markets will not accept our products and our business and operating results will suffer.

     While independent test laboratories and we have tested the scalability of our products in simulations, we have not had the opportunity to observe the performance of our products in the context of an actual large-scale, that is, tens to hundreds of thousands of concurrent users, customer implementation. If our customers cannot successfully implement large-scale deployments, or if they determine that our products cannot accommodate large-scale deployments, our customers will not license our solutions and this will materially adversely affect our financial condition and operating results.

Our products might not be compatible with all major platforms, which could inhibit sales and harm our business.

     We must continually modify and enhance our products to keep pace with changes in computer hardware and software and database technology, as well as emerging technical standards in the software industry. For example, we have designed our products to work with databases and servers such as Informix, Oracle and SQL Server and software applications including Microsoft Office, Lotus Notes and Novell GroupWise. Any changes to these platforms could require us to modify our products and could cause us to delay releasing a product until the updated version of that platform or application has been released. As a result, customers could delay purchases until they determine how our products will operate with these updated platforms or applications.

     Currently, our WorkSite server products and applications support only Windows-based operating systems. We expect to develop and introduce server and application products capable of supporting the

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Windows, Solaris and Linux operating environments. If other platforms become more widely used, we could be required to convert our server application products to those platforms. We may not succeed in these efforts, and even if we do, potential customers may not choose to license our product.

Defects in our software products could diminish demand for our products.

     Our software products are complex and may contain errors that may be detected at any point in the life of the product. We cannot assure you that, despite testing by us, our implementation partners and our current and potential customers, errors will not be found in new products or releases after shipment, resulting in loss of revenues, delay in market acceptance and sales, diversion of development resources, injury to our reputation or increased service and warranty costs. If any of these were to occur, our business would be adversely affected and our stock price could fall.

     Because our products are generally used in systems with other vendors' products, they must integrate successfully with these existing systems. System errors, whether caused by our products or those of another vendor, could adversely affect the market acceptance of our products, and any necessary revisions could cause us to incur significant expenses.

If we are unable to respond to rapid market changes due to changing technology and evolving industry standards, our future success will be adversely affected.

     The market for our products is characterized by rapidly changing technology, evolving industry standards, frequent new service and product introductions and changes in customer demands. Our future success will depend to a substantial degree on our ability to offer products and services that incorporate leading technology, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. You should be aware that:

     - our technology or systems may become obsolete upon the introduction of alternative technologies, such as products that better manage various types of content and enable collaboration; and

     - we may not have sufficient resources to develop or acquire new technologies or to introduce new products or services capable of competing with future technologies or service offerings.

Our products may lack essential functionality if we are unable to obtain and maintain licenses to third-party software and applications.

     We rely on software that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. For example, we license Application Builder from Autonomy, Inc., we license Search '97(R) from Verity, Inc. and we license Outside In Viewer Technology(R) and Outside In HTML Export(R) from IntraNet Solutions Corporation. The functionality of our products therefore depends on our ability to integrate these third-party technologies into our products. Furthermore, we may license additional software from third parties in the future to add functionality to our products. If our efforts to integrate this third-party software into our products are not successful, our customers may not license our products and our business will suffer.

     In addition, we would be seriously harmed if the providers from whom we license software ceased to deliver and support reliable products, enhance their current products or respond to emerging industry standards. Moreover, the third-party software may not continue to be available to us on commercially reasonable terms or at all. Our license agreements with Autonomy, Verity and IntraNet Solutions expire in December 2004, January 2003 and March 2005, respectively. Each of these license agreements may be renewed only with the other party's written consent. The loss of, or inability to maintain or obtain licensed software, could result in shipment delays or reductions. Furthermore, we might be forced to limit the features available in our current or future product offerings. Either alternative could seriously harm our business and operating results.

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If we are unable to protect our intellectual property, we could lose market share, incur costly litigation expenses or lose valuable assets.

     We believe that our continued success depends on protecting our proprietary technology. We rely on a combination of patent, trademark, service mark, trade secret and copyright law and contractual restrictions to protect the proprietary aspects of our technology. In addition, we enter into confidentiality or license agreements with our employees and consultants, and control access to and distribution of our software, documentation and other proprietary information. These legal and practical protections afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use our proprietary information. These attempts, if successful, could cause us to lose market share and thus harm our business and operating results. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of resources and could seriously harm our business and operating results. In addition, as we expand our international sales, we may find that the laws of many countries, particularly those in the Asia/Pacific region, do not protect our proprietary rights to as great an extent as the laws of the United States.

Others may bring infringement claims against us which could be time consuming and expensive for us to defend.

     Other companies, including our competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our products. For example, we may discover that third parties have developed similar or competing technologies to manage, organize and deliver information, and enable collaborative content. As a result, we may be found to infringe on the proprietary rights of others. Furthermore, companies in the software market are increasingly bringing suits that allege infringement of their proprietary rights, particularly patent rights. We could incur substantial costs to defend any litigation, and intellectual property litigation could force us to do one or more of the following:

     - cease using key aspects of our e-business content and collaboration software solution that incorporate the challenged intellectual property;

     - obtain a license from the holder of the infringed intellectual property right; and

     - redesign some or all of our products to avoid infringing.

     In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results would be significantly harmed.

We could be subject to product liability claims if our customers' information or content is damaged through the use of our products.

     If software errors or design defects in our products cause damage to customers' data and our agreements do not protect us from related product liability claims, our business, financial condition and operating results may be materially adversely affected. Errors, bugs or viruses may result in the loss of market acceptance or the loss of customer data. Our agreements with customers that attempt to limit our exposure to product liability claims may not be enforceable in jurisdictions where we operate.

We may be unable to retain our current key personnel and attract additional qualified personnel to operate and expand our business.

     Our success depends largely on the skills, experience and performance of the members of our senior management and other key personnel, such as Mahmood Panjwani, our president and chief executive officer, and Rafiq Mohammadi, our chief technology officer. We may not be successful in attracting, assimilating or retaining qualified personnel in the future. None of our senior management or other key personnel is bound by an employment agreement. If we lose one or more of these key employees, our business and operating results could be seriously harmed. In addition, our future success will depend
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largely on our ability to continue attracting and retaining highly skilled personnel. Like other high-technology companies, we face intense competition for qualified personnel.

Our total revenues will not increase if we fail to successfully manage our growth and expansion.

     Our historical growth has placed, and any further growth is likely to continue to place, a significant strain on our limited resources. We have grown from 144 employees at March 31, 2000 to 227 employees at March 31, 2001. To be successful, we will need to implement additional management information systems, improve our operating, administrative, financial and accounting systems and controls, train new employees and maintain close coordination among our executive, research and development, accounting, finance, marketing, sales and operations organizations. Any failure to manage growth effectively could seriously harm our business and operating results.

As we expand our operations internationally, we will face significant risks in doing business in foreign countries.

     A key component to our business strategy is to expand our existing sales and marketing activities internationally, particularly in Asia, Australia, Europe, New Zealand and the United Kingdom. If our efforts are successful, we will be subject to a number of risks associated with international business activities, including:

     - costs of customizing our products for foreign countries, including localization, translation and conversion to international and other foreign technology standards;

     - compliance with multiple, conflicting and changing governmental laws and regulations, including changes in regulatory requirements that may limit our ability to sell our software in particular countries;

     - import and export restrictions, tariffs and greater difficulty in collecting accounts receivable; and

     - foreign currency-related risks if a significant portion of our revenues become denominated in foreign currencies.

     Our failure to successfully address any of these risks will hurt our operations and may prevent our total revenues from growing.

The Thoughtstar acquisition presents risks to our business.

     On June 21, 2000, we completed the acquisition of Thoughtstar, Inc. This acquisition could present the following risks:

     - the failure to realize the synergies and other perceived advantages resulting from the acquisition;

     - unanticipated costs associated with the acquisition; and

     - diversion of management's attention from our other business concerns.

Future acquisitions may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

     As part of our business strategy, we may find it necessary to acquire additional businesses, products or technologies that we feel could complement or expand our business, increase our market coverage, enhance our technical capabilities or offer other types of growth opportunities. If we identify an appropriate acquisition candidate, we may not be able to successfully negotiate the terms of the acquisition, finance the acquisition, or integrate the acquired business, products or technologies into our existing business and operations. Furthermore, completing a potential acquisition and integrating an acquired business will cause significant diversions of management time and other resources. If we consummate a significant acquisition in which the consideration consists of stock or other securities, your equity could be significantly diluted.

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     If we were to proceed with a significant acquisition in which the consideration included cash, we could be required to use a substantial portion of our available cash to consummate that acquisition. Acquisition financing may not be available on favorable terms, if at all. In addition, we may be required to amortize significant amounts of goodwill and other intangible assets in connection with future acquisitions, which would seriously harm our operating results.

We may be unable to meet our future capital requirements which would limit our ability to grow.

     We may need to seek additional funding in the future. We do not know if we will be able to obtain additional financing on favorable terms, if at all. In addition, if we issue equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm our business.

                                 CURRENT EVENT

     In April 2001, we announced the introduction of the iManage WorkSite(TM) product suite, which is intended to replace and enhance our current infoCommerce products. The iManage WorkSite product suite will consist of server products, Web-based application components and several desktop application modules. The modular product design will enable enterprises to configure a comprehensive solution that will facilitate timely, accurate decision-making across the extended enterprise value chain of partners, suppliers and customers. As an integrated one-stop solution, iManage WorkSite will combine content management, collaboration, portal, and business process automation to drive new business efficiencies.

     The desktop applications provide content management functionality, and incorporate the principal features previously found in our infoRite and infoLook applications. The Web-based application components are comprised of:
WorkDocs(TM), WorkTeam(TM), WorkPortal(TM) and WorkRoute(TM). WorkDocs is a browser-based client that provides content management functionality through the Web, and incorporates some of the features previously in our infoLink application. WorkTeam is a browser-based client that incorporates collaborative tools, such as discussion threads and calendaring, previously found in our infoLink application. WorkPortal is a Web-based component that, together with compatible connectors developed with third party software vendors, enables multiple data sources to be aggregated and centrally presented in a Web page customized for individual users. WorkRoute is a Web-based component that will provide business process automation functionality through an integration with an iManage technology partner.

     Currently, our WorkSite server products and applications support only Windows-based operating systems. We expect to deliver these server and application products to customers by June 30, 2001. In addition, in the second quarter of 2001, we expect to make available for general commercial release a Java-based WorkSite server that will support Windows, Solaris and Linux operating environments. The Web-based application components incorporating the features of WorkDocs, WorkTeam,Work Portal and WorkRoute for the Java-based WorkSite Server are expected to be available for general commercial release in the third quarter of 2001.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of common stock by the selling stockholders. See "Selling Stockholders" and "Plan of Distribution."

                              SELLING STOCKHOLDERS

     The following table sets forth the number of shares owned by each of the selling stockholders. Unless otherwise indicated below, none of the selling stockholders has had a material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of shares of our common stock they acquired in connection with our acquisition of Thoughtstar. After completion of this offering, none of the selling stockholders will beneficially own 1% or more of our common stock. No estimate can be given as to the amount of shares indicated in the table below under the heading "Shares to be Offered" that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of these shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this Prospectus may be offered from time to time by the selling stockholders named below.

                                                               SHARES
                                                               OWNED                       SHARES
                                                               BEFORE    SHARES TO BE    OWNED AFTER
                NAME OF SELLING STOCKHOLDERS                  OFFERING   OFFERED(1)(2)    OFFERING
                ----------------------------                  --------   -------------   -----------
David Carter(3).............................................  799,594       500,000        299,594(4)
Lindorf Angel Investments, L.C. ............................    8,144         8,144              0
Scott Frazier...............................................    9,697         9,697              0
Ascension Enterprises, L.C.(5)..............................    4,653         4,653              0
InterPacific Fund, LLC(6)...................................   18,615        18,615              0
Richard Anderson(7).........................................    6,979         6,979              0
Greg Heaps(8)...............................................   26,666        26,666              0
Justin Call(9)..............................................   14,545        14,545              0
John Enslow(10).............................................   33,939        33,939              0
Utah Technology Financing Corporation(11)...................    2,820         2,820              0
                                                              -------       -------        -------
          TOTAL:............................................  925,652       626,058        299,594
                                                              =======       =======        =======

-------------------------
 (1) This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

 (2) Includes an aggregate of 16,652 shares held in an escrow fund that is subject to claims for indemnification by us in connection with our acquisition of Thoughtstar. Assuming no claims are made on the escrow fund prior to termination of the escrow period on June 21, 2001, the maximum number of escrow shares that may be offered by each of the selling shareholders during the period that this registration statement is effective is as follows: Lindorf Angel Investments, L.C.: 1,076 shares; Scott Frazier: 1,281 shares, Ascension Enterprises, L.C.: 614 shares; InterPacific Fund, LLC: 2,459 shares; Richard Anderson: 921 shares; Greg
     Heaps: 3,523 shares; Justin Call: 1,922 shares; John Enslow: 4,484 shares; and Utah Technology Financing Corporation: 372 shares.

 (3) Former president and chief executive officer of Thoughtstar. From July 2000 through September 2000 Mr. Carter was a consultant to iManage.

 (4) Includes 101,494 shares held in an escrow fund that may be subject to claims for indemnification by iManage, in connection with our acquisition of Thoughtstar.

 (5) J. Tracy Livingston, manager of Ascension Enterprises, L.C., is a former member of the Board of Directors of Thoughtstar.

 (6) Alan B. Larson, managing partner of InterPacific Fund, LLC, is a former member of the Board of Directors of Thoughtstar.

 (7) Former member of the Board of Directors of Thoughtstar.

 (8) Former employee of Thoughtstar. Mr. Heaps has as served as director of marketing for iManage since June 2000.

 (9) Former employee of Thoughtstar. Mr. Call is currently employed by iManage.

(10) Former employee of Thoughtstar. Mr. Enslow is currently employed by iManage.

(11) Utah Technology Financing Corporation loaned $250,000 to Thoughtstar. The loan was paid in full on June 30, 2000.

                              PLAN OF DISTRIBUTION

     We have been advised by the selling stockholders that they may sell all or a portion of their shares of our common stock that are offered hereby. The selling stockholders plan to sell on The Nasdaq National Market, or otherwise. The selling stockholders may sell their shares at (1) market prices and on terms prevailing at the time of sale, (2) prices related to the then prevailing market price, or (3) negotiated prices. The selling stockholders may sell pursuant to one or more of the following methods:

     - block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction,

     - purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this Prospectus,

     - on over-the-counter distribution in accordance with the rules of The Nasdaq National Market,

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

     - privately negotiated transactions.

     There is no assurance that selling stockholders will offer or sell any or all of their shares of our common stock under this Prospectus. An escrow agent holds in escrow 16,652 shares of our common stock owned by the selling stockholders that are being offered under this Prospectus. This escrow fund lasts until June 21, 2001 and secures indemnification obligations in connection with our acquisition of Thoughtstar. Any claims made on the escrow fund prior to June 21, 2001 will reduce the number of shares available for sale by each of the selling stockholders under this Prospectus.

     In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the selling stockholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. We will pay all expenses incident to the offering and sale to the public of shares by the selling stockholders. We will not pay (1) underwriting commissions or similar charges and (2) legal fees and disbursements of counsel for the selling stockholders.

     We agreed with the selling stockholders to keep the registration statement of which this Prospectus constitutes a part effective for at least seventy-five days from the date of this Prospectus. We intend to de-register any of the shares not sold by the selling stockholders at the end of such period. At such time, however, any unsold shares may be freely tradable subject to compliance with Rule 144 of the Securities Act.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Gray Cary Ware & Freidenrich LLP, Palo Alto, California.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to Annual Report on Amended Form 10-K of iManage, Inc. for the fiscal year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     As of the date of this Prospectus, attorneys of Gray Cary Ware & Freidenrich LLP beneficially own an aggregate of 18,690 shares of our common stock.